Exhibit 4
British American Tobacco p.l.c.
(“the Company”)

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tadeu Marroco
2	Reason for the notification
a)	Position/status	Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Transaction 1
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Transfer of shares from own account to an account in the joint names of Tadeu Marroco and Luciana Franco Do Amaral for nil consideration.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£nil	40,100

d)	Aggregated information - Aggregated volume - Price	40,100 £nil
e)	Date of the transaction	2026-03-31
f)	Place of the transaction	Outside a trading venue
Transaction 2
Description of the financial instrument, type of instrument Identification code		Ordinary shares of 25p each GB0002875804
Nature of the transaction		Transfer of shares from Luciana Franco Do Amaral to an account in the joint names of Tadeu Marroco and Luciana Franco Do Amaral for nil consideration.
Price(s) and volume(s)
		Price(s)	Volume(s)
		£nil	52,187

Aggregated information - Aggregated volume - Price		52,187 £nil
Date of the transaction		2026-03-31
Place of the transaction		Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Luciana Franco Do Amaral
2	Reason for the notification
a)	Position/status	Person Closely Associated with a person discharging managerial responsibilities; Tadeu Marroco, Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Transaction 1
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Transfer of shares from own account to an account in the joint names of Tadeu Marroco and Luciana Franco Do Amaral for nil consideration.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£nil	52,187

d)	Aggregated information - Aggregated volume - Price	52,187 £nil
e)	Date of the transaction	2026-03-31
f)	Place of the transaction	Outside a trading venue
Transaction 2
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Transfer of shares from Tadeu Marroco to an account in the joint names of Tadeu Marroco and Luciana Franco Do Amaral for nil consideration.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£nil	40,100

d)	Aggregated information - Aggregated volume - Price	40,100 £nil
e)	Date of the transaction	2026-03-31
f)	Place of the transaction	Outside a trading venue

Name of officer of issuer responsible for making notification: Nancy Jiang
Date of notification: 1 April 2026